UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                             Imperial Sugar Company


                                (Name of Issuer)


                                  Common Stock


                         (Title of Class of Securities)


                                   453096 20 8


                                 (CUSIP Number)


                               Jeffrey A. Welikson
                  Senior Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                               745 Seventh Avenue
                               New York, NY 10019
                                 (212) 526-0858


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 3, 2005


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D
    CUSIP No. 453096 20 8

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lehman Brothers Holdings Inc.
   13-3216325


2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [   ]
   (b) [   ]

3. SEC
   Use
   Only


4. Source
   of
   Funds
   (See Instructions)
   N/A


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6. Citizenship or Place of Organization
   Delaware


        Number of          7.       Sole Voting Power
         Shares                     3,287,017
      Beneficially
        Owned by
          Each
        Reporting
         Person
          With

                           8.       Shared Voting Power
                                    0

                           9.       Sole Dispositive Power
                                    3,287,017

                          10.       Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         3,287,017

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [   ]


13.      Percent of Class Represented by Amount in Row (11) 31.57%*


14.      Type of Reporting Person (See Instructions)
         HC/CO


* Based on 10,371,643outstanding shares of Common Stock of Imperial Sugar Company that are eligible to vote as of September 30, 2005 and an aggregate of approximately 39,583 options which are currently exercisable.


                                  SCHEDULE 13D
    CUSIP No. 453096 20 8

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lehman Brothers Inc.
   13-2518466


2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [   ]
   (b) [   ]

3.
    SEC
    Use
    Only


4.
    Source
    of
    Funds
    (See Instructions)
    N/A


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


6.       Citizenship or Place of Organization
         Delaware

        Number of          7.       Sole Voting Power
         Shares                     3,287,017
      Beneficially
        Owned by
          Each
        Reporting
         Person
          With

                           8.       Shared Voting Power
                                    0

                           9.       Sole Dispositive Power
                                    3,287,017

                          10. Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         3,287,017

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [   ]


13.      Percent of Class Represented by Amount in Row (11) 31.57%*


14.      Type of Reporting Person (See Instructions)
         BD/CO


* Based on 10,371,643outstanding shares of Common Stock of Imperial Sugar Company that are eligible to vote as of September 30, 2005 and an aggregate of approximately 39,583 options which are currently exercisable.



Item 1.  Security and Issuer.

This Statement relates to the Common Stock, no par value per share (the "Common Stock"), of Imperial Sugar Company, a Texas corporation ("Imperial"). The address of the principal executive offices of Imperial is One Imperial Square, Suite 200, P.O. Box 9, Sugar Land, Texas 77487-0009.

Item 2.  Identity and Background.

This Statement is filed on behalf of the following entities, which are collectively referred to as the "Reporting Persons" in this Statement:

Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"),
         745 Seventh Avenue
         New York, NY 10019

Holdings, through its domestic and foreign subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth individual clients and customers.

Lehman Brothers Inc., a Delaware corporation ("LBI"),
         745 Seventh Avenue
         New York, NY 10019

LBI is a direct wholly owned subsidiary of Holdings.

The names, residence or business addresses, citizenship and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

Neither of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Appendix A hereto, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to constitute a "group" for the purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) promulgated under the Act.


Item 3.  Source and Amount of Funds or Other Consideration.

No change.


Item 4.  Purpose of Transaction.

No change except as set forth below.

As 189,374 shares remain undistributed under Imperial's Second Amended and Restated Plan of Reorganization (the "Plan") pending resolution of various claims and objections. LBI expects that further distributions will be made under the Plan from time to time. If the maximum number of shares which could be distributed to LBI under the Plan upon resolution and satisfaction of all claims and objections is so distributed, LBI would own approximately 31.37% of the shares of Common Stock that would then be outstanding. .

A director of Imperial, John Sweeney, is employed by LBI and is a Managing Director thereof. In his capacity as director, he will participate, and have the opportunity to vote on matters that are presented to the board of directors of Imperial, including sales of assets, extraordinary corporate transactions, and changes to Imperial's capitalization, business or corporate structure. Mr. Sweeney and the other directors of Imperial have received, and it is expected that they will in the future from time to time receive, options to purchase shares of Common Stock. Under the terms of Mr. Sweeney's employment with LBI, he is required to surrender to LBI any compensation (including stock and options) received in his capacity as a director of Imperial. On March 1, 2005, Imperial granted to Mr. Sweeney options to purchase 2,500 shares of Common Stock at an exercise price of $14.78 per share. The options vest in three equal annual installments beginning on March 1, 2005 subject to continued service and to acceleration of certain events, including a change of control of Imperial. Options to purchase a total of 42,500 shares of Common Stock have been granted to Mr. Sweeney, of which options to purchase 39,583 shares are vested and exercisable (or will be within 60 days after the date of this report) and are included in the total number of shares reported herein. Also, on March 1, 2005, Imperial granted to Mr. Sweeney 833 restricted shares of Common Stock which vest in three equal annual installments beginning on March 1, 2006. Mr. Sweeney disclaims beneficial ownership of all such options and underlying shares, restricted shares of Common Stock and the other shares reported herein.

Each of the Reporting Persons expects to evaluate on an ongoing basis Imperial's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, either or both of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of Imperial or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all their positions in the shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Imperial securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Appendix A hereto may make similar evaluations from time to time or on an ongoing basis.

References to, and descriptions of, the Plan in this Item are qualified in their entirety by reference to the copy of the Plan which is filed as Exhibit 2 to this Statement and which is incorporated by reference in this Item in its entirety where such references and descriptions appear.


Item 5.  Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this Statement is hereby incorporated by reference.

(a) Based on information obtained from Imperial there were 10,371,643shares of Common Stock eligible to vote as of September 30, 2005.

         As of the date hereof, LBI beneficially owns 3,287,017shares of Common Stock, representing 31.57% of the outstanding shares of Common Stock eligible to vote.

         Holdings may be deemed to beneficially own, by virtue of its ownership of LBI as described above, the same 3,287,017 shares of Common Stock, representing 31.57% of the outstanding shares of Common Stock.

         To the knowledge of the Reporting Persons, no person listed on Appendix A beneficially owns any shares of Common Stock.

(b) LBI has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by it as indicated above. Holdings, by virtue of its ownership of LBI as described above, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by LBI as indicated above.

(c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons, or to their knowledge, any of the persons listed on Appendix A hereto, during the past sixty days.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any share of Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7.  Material to be Filed as Exhibits.


    Exhibit       Description

       1 Joint Filing Agreement, dated January 28, 2002, between Lehman Brothers Holdings Inc. and Lehman Brothers Inc. (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13D with respect to the Issuer filed January 28, 2002).

       2 Debtors' Second Amended and Restated Joint Plan of Reorganization dated June 5, 2001 (incorporated by reference to Exhibit 4.1 of Imperial Sugar Company's
                  Periodic Report on Form 8-K dated August 29, 2001).


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 5, 2005


                                       LEHMAN BROTHERS HOLDINGS INC.

                                       By:  /s/ Barrett S. DiPaolo
                                       -----------------------------
                                       Name: Barrett S. DiPaolo
                                       Title:  Vice President

                                       LEHMAN BROTHERS INC.

                                       By: /s/ Barrett S. DiPaolo
                                       -----------------------------
                                       Name: Barrett S. DiPaolo
                                       Title: Senior Vice President



                                   Appendix A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                        BUSINESS ADDRESS

MICHAEL L. AINSLIE                                Lehman Brothers Holdings Inc.
Private Investor and former                       745 Seventh Avenue
President and Chief Executive                     New York, NY 10019
Officer of Sotheby's Holdings

JOHN F. AKERS                                     Lehman Brothers Holdings Inc.
Retired Chairman of International                 745 Seventh Avenue
Business Machines Corporation                     New York, NY 10019

ROGER S. BERLIND                                  Lehman Brothers Holdings Inc.
Theatrical Producer                               745 Seventh Avenue
                                                  New York, NY 10019

THOMAS H. CRUIKSHANK                              Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive              745 Seventh Avenue
Officer of Halliburton Company                    New York, NY 10019

MARSHA JOHNSON EVANS                              Lehman Brothers Holdings Inc.
President and Chief Executive Officer             745 Seventh Avenue
of American Red Cross                             New York, NY 10019


RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, NY 10019

                                                  Lehman Brothers Holdings Inc.
SIR CHRISTOPHER GENT                              745 Seventh Avenue
Non-Executive Chairman of GlaxoSmithKline plc.    New York, NY 10019

ROLAND A. HERNANDEZ                               Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive              745 Seventh Avenue
Officer of Telemundo Group, Inc.                  New York, NY 10019


HENRY KAUFMAN                                     Lehman Brothers Holdings Inc.
President of Henry Kaufman                        745 Seventh Avenue
& Company, Inc.                                   New York, NY 10019

JOHN D. MACOMBER                                  Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                 745 Seventh Avenue
                                                  New York, NY 10019

DINA MERRILL                                      Lehman Brothers Holdings Inc.
Director and Vice Chairman                        745 Seventh Avenue
of RKO Pictures, Inc. and Actress                 New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.


                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                       BUSINESS ADDRESS

RICHARD S. FULD, JR.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer             745 Seventh Avenue
                                                 New York, NY 10019
JONATHAN E. BEYMAN
                                                 Lehman Brothers Holdings Inc.
Chief of Operations and Technology               745 Seventh Avenue
                                                 New York, NY 10019

                                                 Lehman Brothers Holdings Inc.
DAVID GOLDFARB                                   745 Seventh Avenue
Chief Administrative Officer                     New York, NY 10019


JOSEPH M. GREGORY                                Lehman Brothers Holdings Inc.
President and Chief Operating Officer            745 Seventh Avenue
                                                 New York, NY 10019

CHRISTOPHER O'MEARA                              Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller           745 Seventh Avenue
                                                 New York, NY 10019

THOMAS A. RUSSO                                  Lehman Brothers Holdings Inc.
Chief Legal Officer                              745 Seventh Avenue
                                                 New York, NY 10019

All above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                        BUSINESS ADDRESS

HOWARD L. CLARK, JR.                              Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, NY 10019
THOMAS A CRUIKSHANK
                                                  Lehman Brothers Holdings Inc.
Retired Chairman and Chief                        745 Seventh Avenue
Executive Officer of Halliburton                  New York, New york 10019
Company

FREDERICK FRANK                                   Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, NY 10019

RICHARD S. FULD, JR.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer              745 Seventh Avenue
                                                  New York, NY 10019

HARVEY M. KRUEGER                                 Lehman Brothers Holdings Inc.
Vice Chairman                                     745 Seventh Avenue
                                                  New York, NY 10019

All above individuals are citizens of the United States.


                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                       BUSINESS ADDRESS

RICHARD S. FULD, JR.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer             745 Seventh Avenue
                                                 New York, NY 10019

DAVID GOLDFARB                                   Lehman Brothers Holdings Inc.
Chief Administrative Officer                     745 Seventh Avenue
                                                 New York, NY 10019


JOSEPH M. GREGORY                                Lehman Brothers Holdings Inc.
President and Chief Operating Officer            745 Seventh Avenue
                                                 New York, NY 10019

JONATHAN E. BEYMAN                               Lehman Brothers Holdings Inc.
Chief of Operations and Technology               745 Seventh Avenue
                                                 New York, NY 10019

CHRISTOPHER M. O'MEARA                           Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller           745 Seventh Avenue
                                                 New York, NY 10019

THOMAS A. RUSSO                                  Lehman Brothers Holdings Inc.
Chief Legal Officer                              745 Seventh Avenue
                                                 New York, NY 10019

All above individuals are citizens of the United States.


                                   APPENDIX B


From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm's Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm's Form BD, each of which is on file with the Securities and Exchange Commission.